FILED BY VERSO TECHNOLOGIES, INC.
PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANIES: VERSO TECHNOLOGIES, INC.
AND MCK COMMUNICATIONS, INC.
REGISTRATION STATEMENT FILE NO.: 333-106864

August 20, 2003

Verso Expects to Close its Acquisition of MCK Communications, Inc. the Week of September 22nd.

ATLANTA — (August 20, 2003) — Verso Technologies, Inc. (Nasdaq: VRSO), an integrated communications solutions company, today announced that it expects to close its merger with MCK Communications, Inc. (MCK) during the week of September 22nd.

Steve Odom, Verso’s chairman and chief executive officer commented, “With the closing of the MCK acquisition approaching, we are excited to have the major pieces of the Verso strategy finally coming together. MCK offers tremendous product and distribution synergy to our enterprise group. We look forward to integrating MCK into Verso and leveraging synergies immediately.”

Based on the current timetable, Verso is now prepared to offer guidance on MCK’s contributions to Verso’s operations for the third and fourth quarters of 2003. The guidance given herein only relates to MCK’s operations. The MCK acquisition will be included in the consolidated statements of operations for Verso beginning with the closing date of the merger, which is expected to occur during the week of September 22, 2003. Consequently, Verso’s third quarter’s results will be minimally impacted by MCK’s operations, other than purchase accounting adjustments, discussed below. There should be a nominal revenue contribution from MCK’s operations with MCK’s operating expenses (excluding depreciation and amortization) expected to be between $150,000 and $250,000.

As a result of amending the merger agreement on June 13, 2003 to reduce the number of shares of Verso’s common stock to be issued in the merger to 18.3 million, the measurement date for valuing the shares of Verso’s common stock to be issued in the merger changed. Because of the rise in the price of Verso’s common stock, the value of these shares increased to $24.2 million from $15.6 million. Verso expects that $11 million to $14 million of this value will be written off against goodwill, as either an impairment charge or as a reduction in the purchase price, in the third quarter.

For the fourth quarter of 2003, Verso expects revenue of between $2.75 and $3.25 million from MCK’s operations with MCK’s gross margin expected to be between 48% and 50% and MCK’s operating expenses (excluding depreciation and amortization) expected to be between $1.8 million and $2.1 million, inclusive of up to approximately $500,000 in integration and transition costs. Depreciation and amortization are expected to be approximately $500,000 to $600,000 per quarter.

About the Merger

Verso has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger, which contains a proxy statement/prospectus. The registration statement has not yet become effective. The shares of Verso’s common stock covered by the registration statement may not be sold nor may offers to buy such shares be accepted prior to the time the registration statement becomes effective. Once finalized, MCK plans to mail the proxy statement/prospectus to its stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSO, MCK, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain these documents without charge on the SEC’s web site at www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the contacts listed at the end of this news release.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Verso Technologies

Verso is a leading provider of next generation communication solutions for carriers and enterprises that want to lower their communication infrastructure costs and enhance service capabilities without sacrificing reliability, scalability and quality of service. With an extensive solutions portfolio that extends from the core to the edge of a network, Verso enables customers to leverage legacy technology investments towards converged networks that are faster and more cost-effective to deploy and easier and more flexible to manage. Verso solutions are currently deployed in thousands of customer networks in over 130 countries around the world. For more information, contact Verso at www.verso.com or call 678.589.3500.

Forward Looking Statements

Certain statements contained in this release that are not statements of historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words — “believe”, “expect”, “anticipate”, “intend”, “will”, and similar expressions are examples of words that identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our future financial position, timing of future orders, business strategy and expected cost savings. These forward-looking statements are based on our current beliefs, as well as assumptions we have made based upon information currently available to us. In addition to the uncertainties noted in this news release, there are certain factors that could cause results to differ materially from those anticipated or expected by some of the statements made in this news release. Those factors include the timely closing of the MCK acquisition and successful integration of the MCK business, as well as the factors listed in the “Risk Factors” section of the registration statement on Form S-4 filed by Verso in connection with the MCK acquisition.

Investor Contact:
Monish Bahl
Director of Investor Relations
Verso Technologies, Inc.
678-589-3579
Monish.Bahl@verso.com

Media Contact:
Mary Frances Jones
Director of Marketing
Verso Technologies, Inc.
678-589-3575
MaryFrances.Jones@verso.com